Date: November 18, 2003 File No. 70-9899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM U-1 APPLICATION/DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068

Conectiv
Atlantic City Electric Company
PHI Service Company
P.O. Box 231
Wilmington, DE 19899-0231

Atlantic City Electric Transition Funding LLC
Mail Code: 89KS33
P.O. Box 15597
Wilmington, DE 19850-5597

(Name of company filing this statement and addresses of principal executive offices)

Pepco Holdings, Inc.

(Name of top registered holding company parent)

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068

(Name and addresses of agent for service)

The Commission is also requested to send copies of any communications in connection with this matter to:

Christie Day Cannon, Esq. Conectiv Assistant General Counsel P.O. Box 231 Wilmington, DE 19899 (302) 429-3826	Thomas B. Reems LeBoeuf, Lamb, Greene & MacRae, L.L.P. 1875 Connecticut Avenue, NW Washington, DC 20036 (202) 986-8000	Anthony J. Kamerick Pepco Holdings, Inc. Vice President and Treasurer 701 Ninth Street, N.W. Washington, DC 20068 (202) 872-3015

Post-Effective Amendment No. 1 to this file is hereby amended and restated in its entirety except for exhibits and financial statements previously filed with such Post-Effective Amendment No. 1:

Item 1. Description of Transaction

    A.   **Background**

On February 9, 2001, Conectiv and Potomac Electric Power Company ("Pepco") entered into an agreement and plan of merger. The agreement and plan of merger contemplated the formation of a new holding company that would own all of the stock of Conectiv and Pepco. The merger was consummated on August 1, 2002 with the formation of Pepco Holdings, Inc. ("PHI") as the new registered holding company under the Public Utility Holding Company Act of 1935, as amended, (the "Act").[1] Subsequent to the merger, Conectiv remains a registered holding company under the Act and the parent of, among others, Atlantic City Electric Company ("ACE"), an electric utility company. ACE is the parent of Atlantic City Electric Transition Funding LLC ("ACE Transition Funding" or the "Special Purpose Issuer"), a financing subsidiary established for the sole purpose of issuing transition bonds. PHI Service Company ("PHI Service") is the service company for the PHI Holdings System. Collectively, PHI, Conectiv, ACE, ACE Transition Funding and PHI Service are referred to as the "Applicants."

PHI owns 100% of the outstanding voting securities of Conectiv and PHI Service. Conectiv owns 100% of the outstanding voting securities of ACE. In order to facilitate the issuance of transition bonds, ACE formed ACE Transition Funding, which is also referred to as the Special Purpose Issuer, on March 28, 2001, pursuant to a limited liability company agreement with ACE as its sole member, and acquired its securities pursuant to its authority under the Prior Orders as that term is defined below.

As of December 31, 2002, ACE served approximately 514,300 customers in its service territory, which covers an area of 2,700 square miles in the southern one-third of New Jersey, and has a population of approximately 900,000. ACE's customer base consists primarily of residential and commercial customers. ACE reported net income of $28.2 million on revenue of $1,084.7 million for the year ended December 31, 2002.

By Holding Company Act Release No. 27577, dated July 31, 2002, ("PHI Financing Order") and by various supplemental orders[2] (the "Prior Orders"), the Securities and Exchange Commission (the "Commission") authorized PHI, and its subsidiaries to effect certain financial transactions.

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[1] See Pepco Holdings, Inc., Holding Co. Act Release No. 35-27553, File No. 70-9913 (July 24, 2002).

[2] Holding Co. Act Release No. 26907, File No. 70-9095 (Feb. 26, 1998), Holding Co. Act Release No. 26907, File No. 70-9095, (August 21, 1998); Holding Co. Act Release No. 26921, File No. 70-9095, (Sept. 28, 1998); Holding Co. Act Release No. 26930, File No. 70-9095, (Oct. 21, 1998); Holding Co. Act Release No. 26941, File No. 70-9095, (Nov. 13, 1998); and Holding Co. Act Release No. 27111, File No. 70-9095 (Dec. 14, 1999); Holding Co. Act Release No. 27213, File No. 70-9095 (Aug. 17, 2000); Holding Co. Act Release No. 27415, File No. 70-9095, (June 7, 2001); Holding Co. Act Release No. 35-27507, File No. 70-9095, (Mar. 22, 2002); and Holding Co. Act Release No. 35-27523, File No. 70-9095, (Apr. 22, 2002). Such orders have been consolidated with the PHI Financing Order, which authorizes the ongoing financing activities of Pepco Holdings, Inc. and its subsidiaries.

In this file, File No.70-9899, the Applicants previously requested authority to issue up to $1.7 billion in transition bonds under the terms and conditions described in the application/declaration for this file. The Commission noticed the application/declaration in Holding Company Act Release No. 27458 (October 26, 2001) and issued an order in Holding Company Act Release No. 27588 (Oct. 28, 2002) ("Securitization Order") authorizing the issuance of up to $440 million in transition bonds, the amount then authorized by the New Jersey Board of Public Utilities ("BPU") and reserving jurisdiction on the balance up to $1.7 billion. Applicants have petitioned the BPU for authority to issue transition bonds and the BPU approved an order authorizing this issuance of up to $152 million of transition bonds on September 25, 2003. Applicants now request that the Commission release jurisdiction over an additional $152 million in transition bonds, authorize the Special Purpose Issuer to issue an additional $152 million in transition bonds on the terms and conditions described in the prior application/declarations and order in this file, and reserve jurisdiction over the remaining $1,108 million of requested authority.

Applicants are not requesting to modify the terms and conditions of the Securitization Order other than to increase the aggregate amount of authorized transition bonds. As more fully described in the Securitization Order, the Commission authorized through May 31, 2006 (the "Authorization Period"):

1. ACE to sell, pledge or assign bondable transition property to the Special Purpose Issuer from time to time in exchange for the net proceeds from the sale of a series of transition bonds;

2. the Special Purpose Issuer to issue and sell transition bonds from time to time, pursuant to an underwriting agreement, in an aggregate principal amount up to $440 million, with a reservation of Commission jurisdiction on an amount up to $1.7 billion, to be authorized and approved by the BPU;

3. the Special Purpose Issuer to enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce interest rate credit risks with respect to, and to facilitate the issuance of, transition bonds;

4. ACE to act as the servicer of the bondable transition property and enter into a servicing agreement pursuant to which ACE or an affiliate will perform services for the Special Purpose Issuer and receive compensation determined on a market basis rather than the "at cost" standard of Section 13(b) of the Act;

5. ACE, PHI Service or any successor entity, or another affiliate to act as administrator for the Special Purpose Issuer and enter into an administration agreement. The Special Purpose Issuer will pay a fee for these services which will be equal to a market rate fee rather than the "at cost" standard of Section 13(b) of the Act;

6. The Special Purpose Issuer to use the proceeds from the transition bonds to pay the expenses of issuance and to purchase the bondable transition property from ACE. ACE will use these proceeds principally to reduce stranded costs through the retirement of debt or equity or both, and/or to finance or refinance the cost of buying down and /or buying out long-term power purchase contracts;

7. ACE to enter into the indemnity provisions of a sale agreement, through which it may indemnify the Special Purpose Issuer and related parties pursuant to the terms of the sale agreement; for ACE, as servicer, to enter into the indemnity provisions of a servicing agreement through which it may indemnify the Special Purpose Issuer and related parties pursuant to the terms of the servicing agreement; for ACE, PHI Service, or any successor entity or another affiliate, as administrator, to enter into the indemnity provisions of an administration agreement through which it may indemnify the Special Purpose Issuer pursuant to the terms of the administration agreement; and for the Special Purpose Issuer to enter into the indemnity provisions of its limited liability company agreement through which it may indemnify ACE and other parties pursuant to the limited liability company agreement; and

8.   ACE to make capital contributions to the Special Purpose Issuer and receive interest and other investment earnings thereon.

On December 19, 2002, pursuant to the authority in the Securitization Order, the following actions were undertaken pursuant to the Securitization Order:

1.   ACE sold $440 million of bondable transition property to the Special Purpose Issuer pursuant to a Bondable Transition Property Sale Agreement in exchange for the net proceeds of the issuance of transition bonds described below (see Exhibit B-5);

2.   The Special Purpose Issuer issued and sold $440 million of transition bonds pursuant to an Indenture between ACE Transition Funding and The Bank of New York, as Trustee (see Exhibit B-5);

3.   ACE entered into a Bondable Transition Property Agreement with ACE Transition Funding appointing ACE to act as servicer of the bondable transition property (see Exhibit B-5); and

4.   ACE Transition Funding entered into an Administration Agreement with PHI Service under which PHI Service would act as administrator for the Special Purpose Issuer (see Exhibit B-5).

B.   Request for Authority

In this Post-Effective Amendment No. 2, the Applicants request a release of jurisdiction for the Special Purpose Issuer to issue and sell up to $152 million of additional transition bonds on the terms and conditions in the Securitization Order. The Applicants request that jurisdiction continue to be reserved over the issuance of the remaining $1,108 million of transition bonds pending completion of the record in this application/declaration. The Applicants further request that all other authorizations granted in the Securitization Order remain in effect for the duration of the Authorization Period.

C.   Regulatory History

The New Jersey Electric Discount and Energy Competition Act (the "Competition Act"), signed into law in February 1999, provides, among other things, for the restructuring of the electric utility industry in New Jersey. The Competition Act requires the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation services. While electric utilities will continue to provide transmission and distribution services, the Competition Act authorizes third-party electric power suppliers licensed by the BPU, referred to as third-party suppliers, to provide electric generation services to customers.

Prior to enactment of the Competition Act, electric utilities such as ACE invested in various generation-related assets, such as electric generating facilities, and entered into power purchase contracts with nonutility generators of electricity to help fulfill their duties to serve the public as regulated utilities. The electric utilities recovered their investments in these assets and the costs they incurred under these contracts by charging their customers the regulated rates approved by the BPU.

One of the expected effects of the deregulation of electricity generation is that rates will be determined by market forces. These market rates may not be high enough to allow the utilities to recover their investments in generation-related assets or to recover all of the costs incurred under power purchase contracts with nonutility generators of electricity, as market prices may be below a level that would provide a return on these investments or cover the costs incurred under these contracts. Accordingly, utilities may incur losses as a result of the transition from a regulated environment to a competitive environment for electric generation services.

The Competition Act provides for utilities to recover the anticipated loss in value of their generation-related assets and the costs incurred under power purchase contracts with nonutility generators of electricity that are not recoverable under market rates, including buyouts and buydowns of such contracts. These costs are known as stranded costs, and the Competition Act provides for their recovery through a nonbypassable charge included in customers' bills known as a market transition charge.

The Competition Act authorizes a utility to securitize its right to recover stranded costs through the issuance of transition bonds by the electric public utility or other financing entity approved by the BPU. This right is included in what is known as bondable transition property. To the extent a utility's right to recover stranded costs is securitized, a portion of the market transition charge is replaced by a nonbypassable irrevocable charge included in customers' electric bills known as a transition bond charge,[3] which is designed to meet the costs of paying the principal of and interest on the transition bonds and the costs associated with the issuance, credit enhancing and servicing of the transition bonds. The bondable transition property embodies the right to charge, collect and receive the transition bond charge and MTC Tax.

In addition, by amendment adopted in September 2002, the Competition Act authorizes a utility to securitize what are referred to as basic generation service transition costs. Basic generation service is electric generation service provided pursuant to the Competition Act to customers who have not chosen a third party to supply them with electric power, referred to as a third-party supplier. Basic generation service transition costs are the amount by which a utility's payments to procure power for basic generation service and related ancillary and administrative costs from August 1, 1999 to July 31, 2003 exceeds net revenues from the charge for that service established by the BPU. Applicants may in the future seek authorization to issue transition bonds in respect of basic generation service transition costs through the issuer.

The Competition Act authorizes the BPU to issue a "bondable stranded costs rate order," such as a BPU financing order, approving, among other things, the issuance of transition bonds to recover bondable stranded costs[4] and related expenses of a public electric utility. A utility, a finance subsidiary of a utility or a third-party assignee of a utility may issue transition bonds.

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[3]The Competition Act also authorizes the recovery of a related market transition charge tax component (the "MTC Tax").

[4]Bondable stranded costs, as more fully described in N.J.S.A. 48:3-51, means any stranded costs of an electric public utility approved by the BPU for recovery under the Competition Act, together with: (1) the cost of retiring existing debt or equity capital of the utility, including accrued interest, premium and other fees, costs and charges relating thereto; (2) if requested, the recovery of federal, state and local tax liabilities associated with stranded costs recovery or the transfer or financing of such property or both; and (3) the costs incurred to issue, service or refinance transition bonds, including interest, acquisition or redemption premium, and other financing costs. The concept of bondable stranded costs is used by the BPU in determining the size of the aggregate amount of transition bonds to be issued but is not material to the use of the proceeds from the issuance of transition bonds, which is governed by N.J.S.A. 48:3-62 and is described in this application/declaration in Section "G" of Item 1.

The characteristics of the transition bonds are described in the prior application in this file and in Exhibit A-2. The Special Purpose Issuer will file a supplemental prospectus with the Commission pursuant to Rule 424(b) of the Securities Act of 1933.

D. ACE's Orders from the BPU

On June 25, 2001, ACE filed a petition with the BPU, which was supplemented on August 19, 2002, requesting the issuance by the BPU of a bondable stranded costs rate order to allow ACE to monetize its bondable stranded costs, plus associated transaction costs and the cost of retiring its debt or equity or both. On, September 20, 2002, the BPU issued an order authorizing the issuance of up to $440 million of transition bonds.

On February 14, 2003, ACE filed another petition with the BPU requesting the issuance by the BPU of a bondable stranded costs rate order to allow ACE to monetize additional bondable stranded costs, plus associated transaction costs and the cost of retiring its debt or equity or both. On September 25, 2003, the BPU issued an order authorizing the issuance of up to $152 million of additional transition bonds. The final structure, pricing and other terms of the transition bonds will be subject to the approval of the BPU or its designee. Exhibit D-5 contains a copy of the BPU's order.

E. Financial Parameters

Rule 54 provides that in determining whether to approve certain transactions other than those involving Exempt Wholesale Generators ("EWGs") and Foreign Utility Companies ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. PHI satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

As of June 30, 2003, PHI's aggregate investment as defined in Rule 53(a)(1) was $1.8 million. In Pepco Holdings Inc., Holding Co. Act Release No. 27577 (July 31, 2002), the Commission authorized PHI to invest up to 100% of PHI's retained earnings plus $3.5 billion in EWGs and FUCOs. As of June 30, 2003, PHI's retained earnings were $771.2 million making PHI's maximum investment in EWGs and FUCOs equal to $4,271.2 million. Thus PHI is operating within the confines of its EWG and FUCO investment authority.

PHI currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the PHI system's domestic public utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

Issuance of an additional $152 million in transition bonds will not require any of the Applicants to seek relief from their obligations, incurred in conjunction with previous Commission orders, to maintain certain common equity ratios.[5] As of June 30, 2003, PHI's common equity ratio was 31.1%, Conectiv's common equity ratio was 26.7% and ACE's common equity ratio was 37.6%. The bond issuance will also not affect any of PHI's outstanding applications with the Commission.

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[5]PHI must maintain a common equity ratio of 30%, and Conectiv's common equity ratio must equal 30% by December 31, 2003. Pepco Holdings, Inc., Holding Co. Act Release No. 27577 (July 31, 2002). ACE's common equity ratio must be at least 28%. Conectiv, Holding Co. Act Release No. 27588 (October 28, 2002).

Item 2. Fees, Commissions and Expenses.

ACE estimates that through the issuance of the transition bonds, it will incur approximately $2,500,000 in legal, financial, and other transaction related fees. These fees represent approximately 1.6% of the total value of the $152 million in bonds, a ratio that is within the same range of other securitization transactions. See West Penn Power Company, Holding Co. Act Release 27091, File No. 70-9469, (October 19, 1999) (authorizing fees of $2,076,260 for issuance of $600,000,000 in transition bonds, 0.3%); Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107, (April 20, 2000) (authorizing fees of $19,288,000 for issuance of $797,400,000 in transition bonds, 2.4%); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697, (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364 (March 23, 2001) (authorizing fees of $28,000,000 for issuance of $2,462,000,000 by three entities, 1.2%).

Item 3. Applicable Statutory Provisions.

Sections 6(a), 7, 9, 10, 12(b), 12(f), 12(g) and 13(b) and Rules 42, 43, 44, 45, 54, 90 and 91 thereunder govern the proposed transaction. To the extent the Commission believes other sections or rules are applicable to the proposed transaction, Applicants deem that they be included in this item.

Item 4. Regulatory Approval.

The proposed securitization is subject only to the approval of the BPU.

Item 5. Procedure.

The Applicants have agreed to launch and price the bonds by the middle of December. To meet this deadline, the Applicants need to receive the Commission's authorization by November 17. The receipt of the Commission's order is not the last step before closing, but it is the last regulatory approval, and the remaining steps can not proceed if there is any doubt as to whether the Commission has approved the issuance of the bonds. For these reasons, we have requested that the Commission grant the authority requested by November 17.

Applicants hereby: (i) waive a recommended decision by a hearing officer; (ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements.

Exhibits

A-2   Registration Statement on Form S-3 (incorporated by reference to Form S-3, File No. 333-59558). A Supplemental prospectus will be filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933.

B-5   The Bondable Transition Property Sale Agreement, Indenture between ACE Transition Funding and The Bank of New York, Bondable Transition Servicing Agreement and Administration Agreement in their executed forms (incorporated by reference to Form 8-K, File No. 333-59558, filed on December 23, 2002)

B-6   Draft Supplement to the Administration Agreement (confidential treatment requested) (filed herewith).

B-7   Draft Supplement to the Indenture between ACE Transition Funding and The Bank of New York (confidential treatment requested) (filed herewith).

D-4   Application before the BPU (previously filed)

D-5   Order of the BPU (filed herewith)

F-3   Opinion of Counsel (filed herewith)

F-4   Past-Tense Opinion of Counsel (to be filed by amendment)

H-5   Estimated Stranded Costs (filed herewith)

H-6   Financial Forecast for Pepco Holdings, Inc., Conectiv and Atlantic City Electric Company (confidential treatment requested) (filed herewith)

Financial Statements

FS-1   Balance Sheets of Pepco Holdings, Inc. as of June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-31403, filed on August 13, 2003)

FS-2   Statements of Income of Pepco Holdings, Inc. for the 12 months ended December 31, 2002 (incorporated by reference to Form 10-K, File No. 1-31403, filed on March 28, 2003)

FS-3   Statements of Income of Pepco Holdings, Inc. for the quarter ended June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-31403, filed on August 13, 2003)

FS-4   Balance Sheets of Conectiv as of June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on August 13, 2003)

FS-5   Statements of Income of Conectiv for the 12 months ended December 31, 2002 (incorporated by reference to Form 10-K, File No. 1-13895, filed on April 23, 2003)

FS-6   Statements of Income of Conectiv for the quarter ended June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on August 13, 2003)

FS-7   Balance Sheets of Atlantic City Electric Company as of June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on August 13, 2003)

FS-8   Statements of Income of Atlantic City Electric Company for the 12 months ended December 31, 2003 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on April 23, 2003)

FS-9   Statements of Income of Atlantic City Electric Company for the quarter ended June 30, 2003 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on August 13, 2003)

FS-10   Balance Sheets of Atlantic City Electric Transition Funding LLC as of June 30, 2003 (incorporated by reference to Form 10-Q, File No. 333-59558, filed on August 13, 2003)

FS-11   Statements of Income of Atlantic City Electric Transition Funding LLC for the 12 months ended December 31, 2002 (incorporated by reference to Form 10-Q, File No. 333-59558, filed on April 23, 2003)

FS-12   Statements of Income of Atlantic City Electric Transition Funding LLC for the quarter ended June 30, 2003 (incorporated by reference to Form 10-Q, File No. 333-59558, filed on August 13, 2003)

FS-13   Pro Forma Balance Sheet of Pepco Holdings, Inc. as of June 30, 2003 (previously filed)

FS-14   Pro Forma Statement of Income of Pepco Holdings, Inc. for the 12 months ended June 30, 2003 (previously filed)

FS-15   Pro Forma Balance Sheet of Conectiv as of June 30, 2003 (previously filed)

FS-16   Pro Forma Statement of Income of Conectiv as of June 30, 2003 (previously filed)

FS-17   Pro Forma Balance Sheet of Atlantic City Electric Company as of June 30, 2003 (previously filed)

FS-18   Pro Forma Statement of Income of Atlantic City Electric Company for the 12 months ended June 30, 2003 (previously filed)

FS-19   Pro Forma Balance Sheet of Atlantic City Electric Transition Funding LLC as of June 30, 2003 (previously filed)

FS-20   Pro Forma Statement of Income of Atlantic City Electric Transition Funding LLC for the 12 months ended June 30, 2003 (previously filed)

Item 7. Information as to Environmental Effects.

        This application/declaration and the proposed transactions do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this application/declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application/declaration.

SIGNATURE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application/declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this application/declaration which is pertinent to the instant application/declaration.


Pepco Holdings, Inc.
Conectiv
PHI Service Company

/s/ Anthony J. Kamerick
Name: Anthony J. Kamerick
Title: Vice President and Treasurer

Atlantic City Electric Company

/s/ Anthony J. Kamerick
Name: Anthony J. Kamerick
Title: Treasurer

Atlantic City Electric Transition Funding LLC

/s/ Donna J. Kinzel
Name: Donna J. Kinzel
Title: Treasurer


November 18, 2003